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RICHARD HOROWITZ
richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

May 6, 2022

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Venture and Growth Fund
Filing No: 333-263765; 811-23786

Dear Mr. Be:

We are writing in response to comments provided on April 21, 2022 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on March 22, 2022 on behalf of Conversus StepStone Private Venture and Growth Fund (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

A.	GENERAL

Comment 1.    We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response 1.    We respectfully acknowledge your comment and hereby confirm that incomplete portions of the Registration Statement will be completed and updated in a future filing.

Comment 2.    Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

Response 2.    We confirm that the Fund will rely upon multi-class exemptive relief previously granted to Conversus StepStone Private Markets and StepStone Conversus LLC (the “Adviser”), the adviser to the Fund (the “Multi-Class Exemptive Order”),1 as well as co-investment exemptive relief previously granted to Conversus StepStone Private Markets, the Adviser and certain other applicants (the “Co-Investment Exemptive Order,” and collectively with the Multi-Class Exemptive Order, the “Exemptive Orders”).2 The Fund will rely on each Exemptive Order on its terms as the Fund is a “Future Fund” and a “Future Regulated Entity” under the Multi-Class Exemptive Order and Co-Investment Exemptive Order, respectively.

Comment 3.    Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response 3.    We hereby confirm that no test-the-water materials have been presented to potential investors in connection with this offering.

Comment 4.    Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response 4.    We respectfully note that the offering of the shares of the Fund to the public is not subject to a FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(h)(2)(L).

B.	PROSPECTUS

Cover Page

Comment 5.    Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. We note the disclosure in footnote 1 that the $100,000 and $1,000,000 minimum initial purchase requirements can be reduced at the Adviser’s discretion. Please clarify that the minimum initial investment will not be reduced below $25,000 or explain to us why it is/would be appropriate to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

[1]	Conversus StepStone Private Markets, et al. (File No. 812-15074), Release No. IC-33815 (March 12, 2020) (notice), Release No. IC-33851 (April 23, 2020) (order).
[2]	Conversus StepStone Private Markets, et al. (File No. 812-15072), Release No. IC-33913 (June 25, 2020) (notice), Release No. IC-33930 (July 21, 2020) (order).

Response 5.    We hereby confirm that the Fund intends to invest more than 15% of its net assets in hedge funds and/or private equity funds that rely on Section 3(c)(1) or 3(c)(7) and that the disclosure has been revised accordingly to reflect that the minimum initial investment will not be reduced below $25,000.

Comment 6.    The disclosure under “To All Investors” states that your shares “will not be immediately listed on an exchange, and it may take time for a secondary market to develop ...” This disclosure suggests there may be a plan to list in the future, or to create a secondary market. If that is not the case, please consider revising this bullet to more clearly state the Fund’s present intentions with respect to secondary market trading.

Response 6.    The disclosure has been revised accordingly.

Summary of Prospectus (page 1)

Comment 7.    The Summary of Prospectus is 14 pages long. Consider abbreviating.

Response 7.    We note that the “Summary of Prospectus” section uses a question-and-answer format, which the Fund believes is more easily understood by investors. The use of indentations and frequent section breaks in this format necessarily causes the same quantity of text to occupy more pages. The disclosure has been revised to streamline and abbreviate where possible, but the Fund believes the current length is appropriate to summarize key information.

Comment 8.    Avoid frequent reliance on glossaries. See Rule 21(b)(3) under the 1933 Act.

Response 8.    We respectfully note that investment in this Fund is limited to sophisticated investors who are each a “qualified client” within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended and an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the 1933 Act. The disclosure in the summary section has been revised to remove unnecessary reliance on defined terms, but, given the nature of the prospective investors in and the proposed strategy of the Fund, certain defined terms have been retained in the summary section for clarity.

What is Conversus Stepstone Private Venture and Growth Fund? (page 1)

Comment 9.    Briefly explain what the “other key metrics” are.

Response 9.    For clarity, the disclosure has been revised to remove this language.

Comment 10.    Clarify what “focusing” means and how it relates to the Fund’s 80% test.

Response 10.    The disclosure has been revised accordingly.

Comment 11.    The definition of the term “Venture and Growth Assets” appears to include “late stage” companies. Please clarify how you are using this term.

Response 11.    The disclosure has been revised to clarify the concept of “late stage” companies as used in the Prospectus.

Who is Conversus? (page 2)

Comment 12.    Clarify that Conversus is the Adviser to the Fund and briefly disclose its experience and resources. Also, in the next question, clarify that Stepstone is the Sub-Adviser to the Fund. Although this was stated in the glossary, it is not apparent from the context of this disclosure who these entities are.

Response 12.    The disclosure in response to this question and the next has been revised to clarify that Conversus is the Adviser and StepStone is the Sub-Adviser to the Fund. As the response to the question “Who is Conversus” describes Conversus’s background and resources, we respectfully decline to make further changes to this response.

Who is Stepstone? (page 2)

Comment 13.    Explain briefly what “private markets allocations” are.

Response 13.    The disclosure has been revised to include an explanatory footnote.

How does CSPRING manage the J-Curve and cash flow dynamics (page 5)

Comment 14.    In several locations the Fund describes its strategy and goals in a manner that links cause and effect without appropriate qualification reflecting the risks and uncertainties associated with the Fund’s proposed investment types. For example, you disclose that you “will use a combination of Venture and Growth Assets to significantly reduce the J-Curve and enhance the Fund’s cash flow dynamics.” While your investment types may be intended to reduce the J-Curve whether it actually does so is subject to risks and uncertainties many of which are beyond your control. Please revise here and elsewhere as appropriate to clearly differentiate the Fund’s investment types and strategies from the hoped for results from such investments and strategies.

Response 14.    The disclosure has been revised accordingly.

Do investors have to pay a fee in association with the repurchase of the Shares? (page 12)

Comment 15.    The early redemption fee lasts for over one year. Please explain how this is consistent with the Fund’s multi-class exemptive relief.

Response 15.    The disclosure has been revised so that the early redemption applies only to a one-year period.

Commitment Strategy (page 21)

Comment 16.    The disclosure states that the Fund anticipates over-committing to Primary Fund Investments. Supplementally advise how the Fund intends to cover such unfunded commitments and provide a general explanation why the Fund believes it will be able to meet its commitments.

Response 16.    Under Rule 18f-4 promulgated under the 1940 Act (“Rule 18f-4”), unfunded commitments are not “senior securities” or “derivatives transactions” subject to applicable asset coverage requirements. Instead, a fund is required to reasonably believe that, at the time it enters into the unfunded commitment agreement, it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements as they come due. For each unfunded commitment agreement that the Fund enters into relying on Rule 18f-4, the Fund will document the basis for its reasonable belief regarding the sufficiency of its cash and cash equivalents to meet its unfunded commitment agreement.

Private Debt (page 22)

Comment 17.    Explain the role of debt investments in the Fund’s strategy and why the Fund believes such investments are consistent with investors’ expectations based on the Fund’s name containing the terms “venture” and “growth.”

Response 17.    The disclosure has been revised to clarify that debt investments will be made to a limited extent and principally in securities that are projected to provide similar return characteristics to equity investments. We note that this is consistent with disclosure included elsewhere in the Prospectus that, “[t]o a lesser extent CSPRING may allocate a portion of its investments to other private market asset classes, including . . . private debt.”

ESG Due Diligence (page 26)

Comment 18.    Disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response 18.    The disclosure has been revised accordingly.

Comment 19.    Please consider whether an ESG-specific risk is appropriate for this Fund.

Response 19.    The Fund is not an ESG fund and does not utilize ESG as part of the Fund’s investment strategy. Instead, StepStone Group LP, the sub-adviser to the Fund, considers ESG as part of its due diligence process for considering broader business, financial and operational aspects of an investment. Accordingly, we respectfully decline to include ESG-specific risk disclosure.

Types of Investments and Related Risks (page 28)

Comment 20.    Use descriptive headings and sub-headings to briefly and clearly highlight the individual risk factors. See Rule 421(b)(2) under the 1933 Act.

Response 20.    We note that the section “Types of Investments and Related Risks” includes bold headings and sub-headings, as well as italicized, brief titles for each risk factor, each consistent with the requirements of Rule 421(b)(2) under the 1933 Act. As a result, we respectfully decline to make further changes to these headings and sub-headings.

Investments in Non-Voting Stock; Inability to Vote (page 37)

Comment 21.    In order to provide context, explain briefly the types of circumstances in which the Fund might hold stock in non-voting form or limit its voting rights to a certain percentage.

Response 21.    From time to time, the Adviser may determine that it is in the best interests of shareholders of the Fund to take a larger than 5% economic interest in an investment. The Fund may, therefore, hold the relevant stock in non-voting form or otherwise limit its voting rights to less than 5% to permit the Fund to take such an interest without raising potential affiliation issues under Section 17 of the 1940 Act.

Other Risks (page 42)

Comment 22.    The Prospectus contains 6 pages of “non-principal risks” unnecessarily lengthening the document. Consider moving this section to the SAI.

Response 22.    The disclosure has been moved to the SAI accordingly.

Limits of Risk Disclosures (page 48)

Comment 23.    The disclosure states that the risk factors “are not, and are not intended to be, a complete enumeration or explanation of the risks involved.” Item 8.3 of Form N-2 requires the Fund to “disclose the risks associated with an investment in the [Fund].” Remove these sentences, or supplementally explain which principal risks have been excluded such that the description is not complete. It is appropriate to acknowledge that the disclosures may not include unknown risks that may be material to the Fund.

Response 23.    The disclosure has been revised to reflect that the unenumerated risks are unknown risks that may be material to the Fund.

Conversus Team (page 49)

Comment 24.    The biography for Mr. Long indicates that he “served as the CEO of a Nasdaq-listed business development company.” If this occurred within the past 5 years, identify the BDC.

Response 24.    We respectfully decline to make this change as we confirm that Mr. Long did not serve as the CEO of the relevant business development company within the past five years.

Share Repurchase Procedures (page 62)

Comment 25.    This description of the Fund’s intended repurchase procedures is confusing and difficult to determine a shareholder’s timeline for participating in such repurchase. Clearly explain the relevant dates and procedures for the proposed repurchases. We may have further comments.

Response 25.    The disclosure has been revised accordingly.

C.	STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies (page 1)

Comment 26.    The disclosure states that, for purposes of the Fund’s concentration policy, “the Fund’s investments in Private Market Assets are not deemed to be investments in a single industry.” Please clarify that, although being a private asset does not constitute a single industry, to the extent such assets are in a single industry, they will comply with the Fund’s concentration policy.

Response 26.    The disclosure has been revised accordingly.

D.	PART C: OTHER INFORMATION

Item 15. Financial Statements and Exhibits

Comment 27.    Please file the finalized exhibits once they are available.

Response 27.    We confirm that the finalized exhibits will be filed once available.

Comment 28.    We note that the Declaration of Trust contains minimal provisions and states that “the Trustee intends to enter into an amended and restated Declaration of Trust . . . to provide for the contemplated operation of the Trust.” The staff reviews these documents and occasionally has comments that require additional legal analysis and amended filings. Please provide us with the Fund’s amended Declaration of Trust and Bylaws as soon as possible. We may have further comments after we have reviewed them.

Response 28.    We confirm that the amended and restated Declaration of Trust and the Bylaws will be filed once available.

Signatures

Comment 29.    Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response 29.    We confirm that signature lines for the required officers and the Fund’s trustees will be added in subsequent filings once such persons have been appointed at the Fund’s organizational board meeting.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz